February 16, 2011

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549-6010

RE:	Pulse Electronics Corporation
Form 10-K for the Fiscal Year Ended December 25, 2009
Filed February 24, 2010

Dear Mr. Vaughn:

This letter will serve as a response to each of the comments in your letter dated February 4, 2011 regarding the above-referenced Form 10-K for the fiscal year ended December 25, 2009 and our response dated January 21, 2011.

On November 8, 2010, Technitrol, Inc. was renamed Pulse Electronics Corporation.  We sometimes refer to Pulse Electronics Corporation as the “Company”, “Pulse”, “we” or “our”.

For your convenience, we have included your comments with our related responses.

General

Representations

1.
We note that the acknowledgements you have provided are not in the exact form as requested.  Specifically, we note that the language in the second bullet point has been altered.  Please provide to us the three acknowledgements included at the end of our December 23, 2010 comment letter in the exact prescribed form.  For your reference, we have repeated the acknowledgements below.

Response:

We recognize that our previous acknowledgements were not provided in the exact form as requested.  We rescind and replace our prior acknowledgments with the following:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
February 16, 2011

Form 10-K for the Year Ended December 25, 2009

Item 15. Exhibits and Financial Statement Schedule, page 41

Note 19. Segment and Geographical Information, page 72

2.
We note your response to prior comment 4 and that you have not finalized a new organizational structure due to the numerous changes in your CODM and your organizational structure after the divestiture of the Electrical segment during fiscal 2010. Please provide us with an analysis of your operating segments and reporting segments as of December 31, 2010 based on the structure in place at this time.  To the extent that the reporting structure for the new CODM is not finalized by the time of the filing of your Form 10-K for the fiscal year ended December 31, 2010, tell us how your disclosures in that Form 10-K will comply with Topic 280 of the FASB Accounting Standards Codification.  For example, if changes to the organizational structure are not finalized, discuss how your presentation in the Form 10-K will consider the organizational structure in place at December 31, 2010.

Response:

We have concluded that our Power, Network and Wireless product groups qualify as reportable segments as of December 31, 2010.  Our CODM reviews revenues from external customers as well as operating profit excluding severance, asset impairment and other associated charges for each of these segments.  As a result, we currently plan to disclose these measures for each of our three reportable segments in Note 19 Segment and Geographical Information in our Form 10-K for the twelve months ended December 31, 2010.    However, due to the unavailability of complete discrete financial information with respect to those businesses, we will exclude the following disclosures:

•
During 2010, we made significant changes to our internal cost and expense allocation practices which prevent us from determining 2009 and 2008 profit or loss by segment on the same basis that 2010 was determined. Similarly, we cannot prepare 2010 segment profit or loss on the same basis as 2009 or 2008.  We intend to disclose a measure of segment profit or loss for 2010 only in our Form 10-K for the twelve months ended December 31, 2010 and will include comparative information for 2011 and 2010 beginning in our Form 10-Q for the three months ending April 1, 2011.

•
Our accounting records are not constructed in a manner which allows our CODM to review a measure of segment assets.  Specifically, due to limitations in the configuration of our general ledger, we are unable to designate balance sheet accounts by segment.  As a result, our CODM does not review a measure of segment assets and, therefore, we are not able to disclose asset information by segment.  If we undertake a future project to replace our enterprise software, we will investigate the practicality of accumulating and reporting a measure of segment assets at that time.

•
We do not allocate interest expense, income taxes or significant non-cash items by segment.  As a result, such items are not included in the measure of segment profit or loss which is reviewed by our CODM, and, therefore we will not disclose these items by segment.

United States Securities and Exchange Commission
February 16, 2011

•
Many of our long-term assets, including manufacturing facilities and equipment, are shared between our segments and therefore determining expenses and expenditures related to long-term assets is impractical.  Also, as mentioned above, the configuration of our general ledger prevents us from designating balance sheet accounts by segment.  As a result, we are not able to disclose depreciation, depletion, and amortization expenses by segment nor are we able to disclose total expenditures for additions to long-lived assets.  During 2011, we  plan to develop a methodology to accumulate and report additions to long-lived assets as well as depreciation and amortization by segment and will disclose such amounts when they are available.

We concluded that Power, Network and Wireless are reportable segments as of December 31, 2010 as result of the following analysis:

An operating segment is a component of a public entity that has the following characteristics (FASB Accounting Standards Codification paragraph 280-10-50-1):

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

We have determined that Power, Network and Wireless substantially met these criteria as of December 31, 2010.

Our consideration of FASB Accounting Standards Codification paragraphs 280-10-50-7 and 280-10-50-5 resulted in our initial conclusion that, as of December 31, 2010, our Company had only one reportable segment.  However, we have reconsidered our conclusion as follows:

•
In accordance with paragraph 280-10-50-7, a distinguishing factor in determining operating segments is that, generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment.  As mentioned in our response dated January 21, 2011, we identified our chief executive officer as the CODM of the Company as of December 31, 2010.  As of that date, our chief executive officer did not have a direct reporting relationship with the managers of Network, Power or Wireless.  Rather, the managers of Power reported to the chief operating officer who, in turn, reported to our chief executive officer.  The managers of Network and Wireless reported to a senior vice president who, in turn, reported to the chief operating officer.  As a result, our product group managers were two or three levels removed from the CODM according to our organizational chart.

United States Securities and Exchange Commission
February 16, 2011

•
However, as stated in paragraph 280-10-50-5, the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. Paragraph 280-10-50-5 also states that often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity's president, executive vice presidents, and others.  Considering the turnover in our chief executive officer position and the transformational activities of the Company which occurred during 2010, including the renaming and integration of Technitrol, Inc. and Pulse into Pulse Electronics Corporation in November, 2010, which were described in our response letter dated January 21, 2011, we conclude that the CODM function was being performed jointly by our then chief executive officer and our chief operating officer beginning in November, 2010.

When considering the CODM to be a shared function as of December 31, 2010, we conclude that the segment managers maintained regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment.  As a result, Power, Network and Wireless would meet the criteria of FASB Accounting Standards Codification paragraph 280-10-50-10-a.

Additionally, a public entity shall report separately information about each operating segment that meets both of the following criteria (FASB Accounting Standards Codification paragraph 280-10-50-10):

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments
b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.

We have determined that Power, Network and Wireless met the qualitative thresholds specified by FASB Accounting Standards Codification paragraphs 280-10-50-12-a and b as of December 31, 2010.  We do not assign assets to our product groups and, therefore, cannot conclude that the qualitative threshold designated in paragraph 280-10-50-12-c would be met.

3.
Further to the above, please clarify for us how your segment presentation in the Form 10-Q for the quarterly period ended October 1, 2010 complied with Topic 280 of the FASB Accounting Standards Codification based on the reporting structure in place at that time.

Response:

As of October 1, 2010 our CODM, which was our chief executive officer, was managing our remaining business as one reportable segment.

Through September 2, 2010, the date we disposed of our former reportable segment known as Electrical, our CODM reviewed the Company based on two reportable segments – Electronics and Electrical.  Although the disclosures in our Note 13, Segment Information, included in Form 10-Q for the fiscal quarter ended October 1, 2010 reflected the results of a single reportable segment, the Company was being managed by our chief executive officer as two reportable segments, one of which was reported as a discontinued operation, for the majority of the fiscal quarter ended October 1, 2010.  In addition, the consolidation of Technitrol and Pulse, the renaming of the Company as Pulse Electronics Corporation and the change in reporting relationships regarding our chief executive officer, chief operating officer and others described in Response 2 above, occurred subsequent to October 1, 2010.

United States Securities and Exchange Commission
February 16, 2011

According to FASB Accounting Standards Codification paragraph 280-10-55-7, the Impairment or Disposal of Long-Lived Assets Subsections of Section 360-10 provides the reporting and financial statement disclosure requirements for a component of a public entity that is reported as a discontinued operation. If that component is a reportable segment, an entity is not required to also disclose the information required by this subtopic. Further, FASB Accounting Standards Codification paragraph 280-10-55-19 indicates that segment information for prior periods for disposal of a component that was previously disclosed as a reportable segment is not required to be restated. However, if the income statement and balance sheet information for the discontinued component have been reclassified in comparative financial statements, the segment information for the discontinued component need not be provided for those years.

We believe that our disclosures that address Electrical in Note 2 Divestitures met the requirements of FASB Accounting Standards Codification Section 360-10.  Therefore the disclosures of Topic 280 related to Electrical were not required to be included in our Note 13 Segment Information.

Other

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Drew A. Moyer

Drew A. Moyer
Senior Vice President and
Chief Financial Officer

cc:	Tara Harkins, Staff Accountant, SEC
Martin James, Senior Assistant Chief Accountant, SEC